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Exhibit

Exhibit Description

99.1	Announcement on 2015/12/01: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2015/12/09: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2015/12/11: Represent subsidiary HEJIAN (SUZHOU) TECHNOLOGY CO., LTD. to announce acquisition of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

99.4	Announcement on 2015/12/16: Important Resolutions from 13th term 4th Board Meeting

99.5	Announcement on 2015/12/16: To announce related materials on acquisition of the common shares of Mie Fujitsu

Semiconductor Limited

99.6	Announcement on 2015/12/9: November Revenue

99.7	Announcement on 2015/12/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/10/05~2015/12/01
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $557,838,925 NTD; total transaction price:$ 557,838,925 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified

Exhibit 99.2

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/07/03~2015/12/09
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $3,049,842,000 NTD; total transaction price: $3,049,842,000 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML Hong Kong Ltd. c/o ASML Netherlands B.V.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.3

Represent subsidiary HEJIAN (SUZHOU) TECHNOLOGY CO., LTD. to announce acquisition of UNITED
SEMICONDUCTOR (XIAMEN) CO., LTD.

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Acquisition of United Semiconductor (Xiamen) Co. Ltd.
2. Date of occurrence of the event: 2015/12/11
3. Volume, unit price, and total monetary amount of the transaction: trading volume: NA; total amount: RMB which is equivalent USD200,000,000 (approximately NTD6,562,000,000);
4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): United Semiconductor (Xiamen) Co. Ltd.; the Company’s subsidiary
5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Subsidiary’s capital injection; N/A
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A
7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A
8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Wire transfer; restrictive covenants in the contract: N/A; other important stipulations: N/A

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The decision making manner: Based on the Acquisition or Disposal of Assets Procedure

Reference for the decision on price: In accordance with the agreement

The decision-making department: Board of Directors

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):

Total Amount: RMB which is equivalent USD300,000,000

Shareholding percentage: 30.36%

Restriction of rights: None

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Ratio of total assets: 3.29%;

Ratio of shareholder’s equity: 4.43%;

The operational capital as shown in the most recent financial statement: NT$30,476,116,000.

13. Broker and broker’s fee: None
14. Concrete purpose or use of the acquisition or disposition: Long term investment
15. Net worth per share of company underlying securities acquired or disposed of: N/A
16. Do the directors have any objection to the present transaction? : No
17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? : No
18. Any other matters that need to be specified: No

Exhibit 99.4

Important Resolutions from 13th term 4th Board Meeting

1. Date of occurrence of the event: 2015/12/16
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence:
The board meeting has approved important resolutions as follows:

(1)Approved this round’s capital budget execution of NTD 12,571 million towards capacity deployment.

(2)	Approved the acquisition of Mie Fujitsu Semiconductor Limited through its new share issuance.

8. Countermeasures: None
9. Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of the common shares of Mie Fujitsu
Semiconductor Limited

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of Mie Fujitsu Semiconductor Limited
2. Date of occurrence of the event: 2015/12/16
3. Volume, unit price, and total monetary amount of the transaction: trading volume: 8,446,616 shares; unit price: $591.95 JPY; total amount: less than $5,000,000,000 JPY; (approximately NTD 1,358,993,026)
4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Mie Fujitsu Semiconductor Limited; UMC’s invested company
5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Subsidiary’s capital injection; N/A
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A
7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A
8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: In accordance with the contract.
10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The decision making manner: New shares issuance

Reference for the decision on price: Net assets of the company

The decision-making department: Board of Directors

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):

Volume: 18,446,616 Common shares. Total Amount: Less than $10,000,000,000JPY

Shareholding percentage: Approximately 15.9%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Ratio of total assets: 24.45%;

Ratio of shareholder’s equity: 32.93%;

The operational capital as shown in the most recent financial statement: NT$30,476,116,000.

13. Broker and broker’s fee: N/A
14. Concrete purpose or use of the acquisition or disposition: Long term investment
15. Net worth per share of company underlying securities acquired or disposed of: $591.95 JPY
16. Do the directors have any objection to the present transaction? : No
17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? : No
18. Any other matters that need to be specified: None

Exhibit 99.6

United Microelectronics Corporation
December 09, 2015

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of November 2015.

1)	Sales volume (NT$ Thousand)

Period	Items	2015	2014	Changes	%
November	Net sales	11,117,338	11,535,241	(417,903)	(3.62%)
Year-to-Date	Net sales	134,157,387	127,807,725	6,349,662	4.97%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,700,000	1,700,000	44,404,230
Note : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 17,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.7

United Microelectronics Corporation
For the month of November, 2015

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

		Number of
		shares as of	Number of shares as
Title	Name	October 31, 2015	of November30, 2015	Changes
Vice President	Arthur Kuo	102,000	84,000	(18,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares
		pledged as of	pledged as of
Title	Name	October 31, 2015	November 30, 2015	Changes
—	—	—	—	—